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Exhibit 99(a)(5)(v)

Contact:	Carl D. Mautz Chief Financial Officer Watson Wyatt (202) 715-7056 Investor Relations: Jody Burfening Media Contact: Chenoa Taitt Lippert Heilshorn & Associates, Inc. (212) 838-3777

WATSON WYATT & COMPANY HOLDINGS ANNOUNCES FINAL RESULTS OF TENDER OFFER

        WASHINGTON, April 8, 2004—Watson Wyatt & Company Holdings (NYSE: WW) announced today the final results of its modified Dutch Auction tender offer to purchase the company's Class A Common Stock, which expired at Midnight, Eastern Standard Time, on April 2, 2004.

        Based on the final count by Wachovia Bank, N.A., the depositary for the tender offer, Watson Wyatt has accepted for purchase 830,802 shares of Class A Common Stock, representing all shares that were properly tendered and not withdrawn at or below $25.25 per share in accordance with the terms of the offer. Payment for the shares accepted for purchase will be made promptly by the depositary. The aggregate purchase price of the shares purchased by Watson Wyatt through the tender offer, not including fees and expenses associated with the tender offer, is approximately $21.0 million. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, Watson Wyatt will have approximately 32,186,040 shares of Class A Common Stock outstanding.

        The dealer manager for the tender offer is CIBC World Markets Corp. and the information agent is MacKenzie Partners, Inc. The depositary is Wachovia Bank, N.A. For questions and information about the tender offer, please call the information agent toll free at 1-800-322-2885.

        Watson Wyatt is an international human capital consulting firm that provides services in the areas of employee benefits, human capital strategies and related technology solutions. The firm is headquartered in Washington, D.C., and has 3,890 associates in 61 offices in the Americas and Asia-Pacific. Together with Watson Wyatt LLP, a leading Europe-based consulting partnership, the firm operates globally as Watson Wyatt Worldwide. Watson Wyatt Worldwide has more than 6,000 associates in 88 offices in 30 countries.

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  Exhibit 99(a)(5)(v)